Exhibit 4.4.1

CASE NEW HOLLAND, INC.

2005 DEFERRED COMPENSATION PLAN

Effective January 1, 2005

and Restated January 1, 2008

CASE NEW HOLLAND, INC.

2005 DEFERRED COMPENSATION PLAN

i

ii

iii

ARTICLE 1

ESTABLISHMENT AND PURPOSES

1.1 Establishment and History. The Case New Holland Inc. 2005 Deferred Compensation Plan (the “Plan”) was adopted effective as of January 1, 2005. The Plan has operated through December 31, 2008, in compliance with the provisions of Code section 409A and applicable guidance published prior to 2008. The Plan is now amended and restated effective as of January 1, 2008 to conform to the provisions of Code section 409A and the final regulations under section 409A. The restatement of the Plan also reflects the merger into the Plan of the Case New Holland Inc. Deferred Compensation Plan (the “Prior Plan”) under which participation, deferrals and vesting were frozen as of December 31, 2004. Amounts earned and vested under the Prior Plan as of December 31, 2004, are separately accounted for under this Plan and the terms of the Plan applicable to these “grandfathered” amounts have not been materially modified within the meaning of Code section 409A after October 3, 2004.

1.2 Purposes. The primary purposes of the Plan are to provide certain employees of Participating Employers the opportunity to voluntarily defer a portion of their compensation, subject to the terms of the Plan, and to protect against reductions in tax deferred contributions and Employer matching contributions, fixed contributions and profit sharing contributions under the Retirement Savings Plan (as defined below), which may otherwise be limited by operation of certain United States tax laws. The Plan is intended to constitute an unfunded plan which is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees as described in Parts 2, 3 and 4 of Title I of ERISA.

ARTICLE 2

DEFINITIONS

2.1 Account. An individual bookkeeping account established for each Participant pursuant to section 6.1.

2.2 Accounting Date. The last day of each calendar quarter.

2.3 Bonus. The amount of cash that a Participating Employer may award a Participant as part of the Company’s annual variable pay plan. Additionally, sales incentive payments are included in the Plan’s definition of Bonus.

2.4 CNH Company or CNH Companies. The Company and any corporation, trade or business during any period that it is, along with the Company, a member of a controlled group of corporations or a controlled group of trades or businesses (as described in sections 414(b) and (c), respectively, of the Code).

2.5 Cause. The admission by or the conviction of the Participant of an act of fraud, embezzlement, theft, or other criminal act constituting a felony under U.S. laws involving moral turpitude, as determined by the Plan Administrator in its sole discretion.

2.6 Change in Control. The occurrence of a “change in the ownership,” a “change in the effective control” or a “change in the ownership of a substantial portion of the assets” of a Participating Employer, as determined by the Board of Directors of the Company, provided such event qualifies as a change in control within the meaning of Treasury regulation section 1.409A-3(i)(5). In order for an event to constitute a change in control with respect to a Participant, except as otherwise provided in applicable regulations, the event must relate to the corporation for which the Participant is providing services, the corporation that is liable for payment of the Participant’s Account (or all corporations liable for payment if more than one), or such other corporation identified by the Plan Administrator in accordance with Treasury Regulation section 1.409A-3(i)(5)(ii)(A)(3).

2.7 Code. The Internal Revenue Code of 1986, as amended from time to time.

2.8 Code Section 409A. The phrase Code section 409A shall mean Code section 409A and any regulations or other guidance issued from time by the Internal Revenue Service with respect to said Code section.

2.9 Company. Case New Holland Inc., a Delaware corporation, and any successor to all or substantially all of the Company’s assets or businesses.

2.10 Compensation. Base salary payable with respect to services compensated through a United States payroll during any calendar year, and such other elements of compensation as may be designated from time to time by the Plan Administrator as Compensation for purposes of this Plan. Compensation shall be determined before reduction for compensation voluntarily deferred or contributed by the Participant pursuant to all qualified or nonqualified plans of any Employer and shall be determined to include amounts not otherwise included in the Participant’s gross income under Code sections 125, 402(g) or 132(f)(4) pursuant to plans established by any Employer; provided, however, that all such amounts shall be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Participant.

2.11 Deferral Election. An election made in accordance with section 4.2 pursuant to which an eligible employee elects to have his Compensation and, or, Bonus reduced and to have a like amount credited to his Account as Participant Deferral Credits pursuant to section 4.1.

2.12 Disability.

(a)

With respect to Grandfathered Deferred Amounts, “Disability”, unless otherwise uniformly defined by the Plan Administrator, means a physical or mental condition which, in the judgment of the Plan Administrator (based upon medical reports and other evidence satisfactory to the Plan Administrator) and pursuant to uniform principles consistently applied, presumably permanently prevents an individual from satisfactorily performing his duties for the Employer and the duties of such other position or job for which the individual is qualified by reason of his training, education or experience. A Participant shall be deemed to have incurred a Disability if the Participant is eligible for benefits under the Employer’s long-term disability plan.

(b)	With respect to Post-’04 Deferred Amounts, a Participant shall be deemed to have a Disability if the Participant:

(i)

is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that it expected to result in death or to last for a continuous period of at least 12 months; or

(ii)

because of any medically determinable because of any medically determinable physical or mental impairment that is expected to result in death or to last for a continuous period of at least 12 months, is receiving income replacement benefits for a period of at least three months under an accident and health plan covering employees of the Company; or

(iii)	is determined to be disabled by the Social Security Administration.

2.13 Employer. The Company or any other any CNH Company as dictated by context.

2.14 Employer Contributions. For Plan Years beginning before January 1, 2007, Employer Contributions means Fixed Contributions and Profit Sharing Contributions within the meaning of the Retirement Savings Plan and other employer contributions under the Retirement Savings Plan which are not based in whole or in part on participant contributions.

2.15 ERISA. The Employee Retirement Income Security Act of 1974, as amended from time to time.

2.16 Financial Hardship.

(a)

With respect to Grandfathered Deferred Amounts, a severe Financial Hardship results from extraordinary and unforeseeable circumstances arising as a result of one or more recent events beyond the control of the Participant. In any event, a Financial Hardship shall not be considered to exist if the hardship is or may be relieved: (a) through reimbursement or compensation by insurance or otherwise; (b) by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or (c) by cessation of deferrals under the Plan and such cessation is permissible under the terms of the Plan. Examples of what are not considered to be severe Financial Hardships include the need to send a Participant’s child to college or the desire to purchase a home. The existence of a Financial Hardship, the manner in which, if at all, such Financial Hardship may result in the cessation of a Participant’s future deferral opportunities under the Plan and/or the manner in which, if at all, payment of deferred amounts to the Participant shall be altered or modified, shall be determined in the sole discretion of the Plan Administrator and Plan Administrator’s decision on such matters shall be final, conclusive and binding on all persons.

(b)

With Respect to Post-’04 Deferred Amounts, the phrase Financial Hardship shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or the Participant’s dependent

(as defined in Code Section 152(a)); loss of the Participant’s property due to casualty; imminent foreclosure on or eviction from the Participant’s primary residence; the need to pay for medical expenses and the costs of prescription drugs; the need to pay funeral expenses of the Participant’s spouse or a dependent (as defined in Code Section 152(a)); or other similar extraordinary and unforeseeable circumstance arising as a result of events beyond the Participant’s control. A Participant requesting a payment on the basis of the occurrence of a Financial Hardship shall apply for the payment in writing in a form approved by the Plan Administrator and shall provide such additional information as the Plan Administrator may require. The Plan Administrator reserves sole discretion to determine whether or not a Financial Hardship, within the meaning of Code Section 409A has occurred.

2.17 Grandfathered Deferred Amounts. Amounts credited to a Participant under the Prior Plan which were also vested under the Prior Plan prior to January 1, 2005. Grandfathered Deferred Amounts shall not be subject to the requirements of Code Section 409A.

2.18 Key Employee. An individual who meets the criteria of a Key Employee as defined Code section 416(i) (1)(A)(i), (ii) or (iii) without regard to Section 416(i)(5) at any time during the 12-month period ending on each December 31. If an individual is a Key Employee as of any December 31, the individual shall be treated as a Key Employee for purposes of the Plan for the entire 12-month period beginning on the April 1 immediately following the December 31 on which the individual is identified as a Key Employee.

2.19 Participant. An individual who meets the requirements of Article 3.

2.20 Participant Deferral Credits. Credits made to a Participant’s Account pursuant to a Participant’s Deferral Election, as described in section 4.1.

2.21 Participating Employer. Any CNH Company.

2.22 Plan Administrator. The Company, or the employee of CNH America LLC to whom the responsibility of administering the Plan has been delegated, including a delegation in accordance with Section 9.1 of this Plan and with the CNH Global N.V. Finance Policy Delegation of Authority Policy Number 300.01, as amended from time to time.

2.23 Plan Year. The calendar year.

2.24 Post-’04 Deferred Amounts. Amounts credited to a Participant’s Account under the Plan on or after January 1, 2005. Post-’04 Deferred Amounts are subject to the requirements of Code section 409A.

2.25 Prior Plan. The Case New Holland Inc. Deferred Compensation Plan, which was frozen and grandfathered, and which has been superseded, to the extent not grandfathered, by this Plan.

2.26 Retirement. A Participant’s Separation from Service for reasons other than Cause on or after the attainment of either (1) age 62 or (2) age 55 with 10 years of continuous service.

A participant who incurs a break in service of less than 12 consecutive months, as determined by the Company, shall be deemed to have continuous service. A “break in service” is any period of absence from employment with the Company.

2.27 Retirement Savings Plan. The CNH U.S. Retirement Savings Plan, as in effect from time to time and, to the extent provided by the Plan Administrator, any other defined contribution plan which is maintained by a CNH Company and is qualified under section 401(a) of the Code, and successors to such plans.

2.28 Separation from Service. Termination of employment with the CNH Companies. For purposes of determining whether a Participant has experienced a Separation from Service, the Plan Administrator shall apply an ownership threshold of at least 50% as a substitute for 80% minimum ownership when applying the Code’s definition for determining a controlled group of CNH Companies. A Participant shall be considered to have experienced a termination of employment when the facts and circumstances indicate that the Participant and his or her Employer reasonably anticipate that either (i) no further services will be performed for the Employer after a certain date, or (ii) that the level of bona fide services the Participant will perform for the Employer after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of bona fide services performed by such Participant (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Employer if the Participant has been providing services to the Employer less than 36 months). If a Participant provides services for an Employer as both an employee and as a member of the Board, to the extent permitted by Treasury Regulation section 1.409A-1(h)(5) the services provided by such Participant as a member of the Board shall not be taken into account in determining whether the Participant has experienced a Separation from Service as an employee.

2.29 Sub-Account. A portion of a Participant’s Account to which Participant Deferral Credits and or Supplemental Credits may be credited, and which is payable in accordance with Section 8.4. A Participant may establish up to two Sub-Accounts.

2.30 Supplemental Credits. Supplemental Tax Deferred Credits, Supplemental Employer Matching Credits, and Supplemental Discretionary Credits.

2.31 Supplemental Discretionary Credits. Credits made to a Participant’s Account pursuant to section 5.5.

2.32 Supplemental Employer Credits. Credits made to a Participant’s Account pursuant to section 5.3.

2.33 Supplemental Employer Matching Credits. Credits made to a Participant’s Account pursuant to section 5.4.

2.34 Supplemental Tax Deferred Credits. Credits made to a Participant’s Account pursuant to a Participant’s Supplemental Tax Deferred Election, as described in section 5.1.

2.35 Supplemental Tax Deferred Election. An election made in accordance with section 5.2 pursuant to which an eligible employee elects to have his Compensation and, or,

Bonus reduced and to have a like amount credited to his Account as Supplemental Tax Deferred Credits pursuant to section 5.1.

2.36 Termination Date.

(a)	With respect to Grandfathered Deferred Amounts, the Termination Date is the date on which a Participant’s employment with the CNH Companies terminates for any reason.

(b)

With respect to Post-’04 Deferred Amounts, the Termination Date means the date on which a Participant dies or terminates employment with the CNH Companies and such termination constitutes a Separation from Service.

ARTICLE 3

ELIGIBILITY AND PARTICIPATION

3.1 Eligibility. Persons eligible to participate in the Plan for any Plan Year are common law employees of a Participating Employer who are members of a select group of highly compensated or management employees and whose participation in the Plan has been approved by the Plan Administrator. Effective on and after January 1, 2008, the Plan Administrator may approve for participation those employees of Participating Employers with the employment status of “Director” who earn an annual base salary of $150,000 or more. Effective as of January 1, 2010, participation for employees at the “Director” level shall be limited to those Directors who (1) earn an annual base salary of at least ten times the Code section 402(g)(1)(A) limit (excluding catch-up contributions) as in effect on the January 1 of the Plan Year in which the Director is eligible or (2) were participating in the Plan prior to January 1, 2010, and earned at least $150,000 for the Plan Year in which eligible. Employees who are classified by the Company as “Senior Directors” or “Vice Presidents” are eligible to participate in the Plan without regard to any minimum Compensation level. An eligible employee shall be an active Participant in the Plan for any Plan Year if credits are made on his behalf under the Plan for that Plan Year or if he files a Deferral Election or Supplemental Tax Deferred Election for that Plan Year.

3.2 Duration of Participation. In the event a Participant no longer meets the requirements for participation in the Plan, such Participant shall become an inactive Participant, retaining all the rights described under the Plan, except the right to receive any further Participant Deferral Credits or Supplemental Credits until such time that the Participant again becomes an active Participant. An individual’s participation in the Plan shall cease as of the date the Employer satisfies the liabilities to such Participant under the Plan. In addition, if the Company or Plan Administrator determines that participation by one or more Participants shall cause the Plan as applied to any Employer to be subject to Part 2, 3 or 4 of Title I of ERISA, or otherwise have adverse effects on the Plan or on an Employer, the entire interest of such Participant or Participants under the Plan shall be immediately paid to such Participant by the applicable Employer (to the extent permitted under Code Section 409A) or shall otherwise be segregated from the Plan in the discretion of the Company or Plan Administrator, and such Participant or Participants shall cease to have any interest under the Plan.

3.3 Eligibility Transition Period. Notwithstanding any other provisions of the Plan, if the time at which a Participant ceases to satisfy the requirements of participation in the Plan is during the Plan Year, such Participant shall continue to actively participate in the Plan for the remainder of such Plan Year. Such participation shall continue in accordance with the Deferral Election or Supplemental Tax Deferred Election previously filed for that Plan Year, and shall end upon the last day of such Plan Year. Subsequent to the last day of such Plan Year, such Participant shall become an inactive Participant as described in Plan section 3.2.

ARTICLE 4

PARTICIPANT DEFERRAL CREDITS

4.1 Participant Deferral Credits. For each Plan Year, Participant Deferral Credits shall be allocated to the Account of each Participant in the amount of the Participant’s Compensation and Bonus which are deferred pursuant to a Deferral Election filed for that Plan Year. A Participant may elect to defer in any Plan Year up to 90% of the Participant’s Compensation and up to 90% of the Participant’s Bonus for that Plan Year. In the case of a Participant who first becomes eligible to participate in Plan after the first day of a Plan Year, then to the extent required by section 4.2 and Code section 409A, the maximum amount of Compensation that may be deferred for the Plan Year shall be determined by applying 90% to the portion of Compensation attributable to services performed after the date the Participant’s initial Deferral Election is made.

4.2 Deferral Elections. A Participant may elect to defer the receipt of Compensation and Bonus for any Plan Year pursuant to a valid Deferral Election filed with the Plan Administrator on or before the deadline established by the Plan Administrator, which in no event shall be later than the December 31 preceding the Plan Year in which such Compensation and Bonus will be earned. Once effective, a Participant’s Deferral Election shall be irrevocable for the Plan Year to which it relates.

When a Participant first becomes eligible to participate in the Plan, the Plan Administrator may, but need not, permit such Participant to complete and submit a Deferral Election within 30 days of becoming eligible to participate in the Plan. If the Plan Administrator permits such an election, the Participant’s Deferral Election shall become effective for services to performed subsequent to the date the election is submitted. A Participant who first becomes eligible to participate in the Plan after the first day of a Plan Year shall not be eligible to make a Deferral Election for a Bonus in such initial Plan Year of participation. For purposes of determining whether it is the first year in which a Participant is eligible to participate in the Plan, a Participant is first eligible to participate in the Plan at any time during which the Participant is eligible to accrue an amount of deferred compensation under the Plan other than earnings on amounts previously deferred, even if the Participant has not accrued (or has not elected to accrue) an amount of deferred compensation. Where a Participant has ceased being eligible to participate in the Plan (other than the accrual of earnings), regardless of whether all amounts deferred under the Plan have been paid, and subsequently becomes eligible to participate in the Plan again, the Participant shall be treated as being initially eligible to participate in the Plan if he had not been eligible to participate in the Plan (other than the accrual of earnings) at any time during the 24-month period ending on the date the Participant again becomes eligible to participate in the Plan. A new Participant shall not be considered newly eligible to participate in the Plan to the extent such Participant participates in any other Plan that is aggregated with the Plan under Code section 409A.

In the event that a Participant receives a distribution on account of “unforeseeable emergency” under section 8.8 or a distribution on account of “hardship” under the Retirement Savings Plan, or any other qualified plan maintained by the Company or a CNH Company that includes a qualified cash or deferred arrangement under Code section 401(k) where such plan requires the Participant to cease qualified and non-qualified deferrals as a condition of receiving the distribution, then the Participant’s Deferral Election under this Plan relating to Compensation, and any Deferral Election under this Plan that relates to a Bonus to be paid within six (6) months following the date of such emergency or hardship distribution, shall be cancelled (and not merely suspended). In addition, a Deferral Election shall be terminated by the later of the end of the calendar year or the 15th day of the third month following the date the Participant incurs a disability. For purposes of the foregoing, a “Disability” refers to any medically determinable physical or mental impairment resulting in the Participant’s inability to perform the duties of his or her position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than six months. Any Deferral Election made after termination of a Deferral Election due to hardship, unforeseeable emergency or Disability shall be considered an “initial deferral election” that is subject to the Plan and the rules of Code Section 409A and the regulations promulgated thereunder with respect to “initial deferral elections.”

4.3 Credit to Accounts. A Participant’s Participant Deferral Credits pursuant to this Article 4 shall be credited to the Participant’s Account in accordance with Article 6.

4.4 Credit to Accounts of Amounts Forfeited Under Prior Plan. The Account of each Participant, who was an active Participant in the Plan on January 1, 2005, shall be credited with the amount that was forfeited and subtracted under any such Participant’s account under the Prior Plan by reason of being unvested as of December 31, 2004, in accordance with the terms of the Amendments effecting the freeze and grandfathering of the Prior Plan, effective December 31, 2004.

ARTICLE 5

SUPPLEMENTAL CREDITS

5.1 Supplemental Tax Deferred Credits. For each Plan Year, Supplemental Tax Deferred Credits shall be credited under the Plan on behalf of each Participant who has filed a Supplemental Tax Deferred Election for that Plan Year and whose tax deferred contributions under the Retirement Savings Plan are limited by Code sections 401(a)(17), 401(k), 402(g) or 415 or any other applicable provisions of the Code. The amount of the Supplemental Tax Deferred Credits to be credited on behalf of a Participant for any Plan Year shall be an amount equal to the amount that the Participant’s Compensation is reduced pursuant to his Supplemental Tax Deferred Election, which amount shall be equal to the amount of tax deferred contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan for periods after his tax deferred contributions under the Retirement Savings Plan are limited as described above had the Participant been able to continue to make tax deferred contributions to the

Retirement Savings Plan based on the Participant’s salary deferral election under the Retirement Savings Plan as in effect on the first day of the Plan Year to which his Supplemental Tax Deferred Election relates (or upon initial enrollment in the Retirement Savings Plan for newly-eligible Participants), determined without regard to the limitations of Code sections 401(a)(17), 401(k), 402(g), 415 or any other applicable sections of the Code

Notwithstanding the above, any increase or decrease in a Participant’s Supplemental Tax Deferred Credits for any Plan Year that results directly from the Participant’s adjustment to a deferral election under the Retirement Savings Plan with respect to elective deferrals shall not exceed the annual limitation for elective deferrals under Code section 402(g) in effect for the calendar year in which the adjustment to the Retirement Savings Plan deferral election relates.

5.2 Supplemental Tax Deferred Elections. A Participant may elect to defer the receipt of Compensation and, or, Bonus amounts for any Plan Year pursuant to a Supplemental Tax Deferred Election filed in accordance with rules established from time to time by the Plan Administrator, provided such rules follow the same principles set forth in section 4.2, including the provisions relating to initial eligibility to participate in the Plan. Once effective, a Participant’s Supplemental Tax Deferred Election shall be irrevocable for the Plan Year to which it relates.

5.3 Supplemental Employer Credits. Supplemental Employer Credits shall be credited under the Plan on behalf of each Participant in an amount, if any, equal to the difference between (a) minus (b) determined by the Plan Administrator in its sole discretion, where:

(a)	is the amount of Employer Contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan:

(i)	had executive bonuses been included in the definition of compensation under the Retirement Savings Plan for purposes of determining Employer Contributions; and

(ii)

had the Employer Contributions for such Plan Year credited to the Participant’s accounts under the Retirement Savings Plan not been limited by Code sections 401(a)(17), 415 or any other applicable sections of the Code; and

(b)	is the amount of Employer Contributions for such Plan Year that is actually credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year.

5.4 Supplemental Employer Matching Credits.

(a)

Supplemental Employer Matching Credits shall be credited under the Plan on behalf of each Participant in an amount, if any, equal to the difference between (i) minus (ii), determined by the Plan Administrator in its sole discretion, where:

(i)	is the amount of Employer Matching Contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year:

(A)

had the Participant made tax deferred contributions to the Retirement Savings Plan for such Plan Year based on the Participant’s salary deferral election under the Retirement Savings Plan as in effect as of the first day of the Plan Year, without regard to the limitations imposed by Code sections 401(a)(17), 401(k), 402(g), 415 or any other applicable sections of the Code; and

(B)

had the Employer Matching Contributions for such Plan Year credited to the Participant’s accounts under the Retirement Savings Plan not been limited by Code sections 401(a)(17), 401(m) or 415 or any other applicable sections of the Code; and

(ii)	is the amount of Employer Matching Credits for such Plan Year that are actually credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year.

(b)

In addition to the Supplemental Employer Matching Credits that may be credited under (a) above, additional Supplemental Employer Matching Credits may be credited under the Plan on behalf of each Participant in an amount determined by the Company it its sole discretion.

5.5 Supplemental Discretionary Credits. For each Plan Year, each Participating Employer shall have the ability to provide Supplemental Discretionary Credits under the Plan on behalf of one or more Participant(s) employed by it during such year, without regard to whether such Participant elected to defer the receipt of Compensation and or Bonus under the Plan for such Plan Year; provided, however, that a Participating Employer is not required to provide for a Discretionary Contribution for any Plan Year. The amount of any such Discretionary Contribution shall be at the sole discretion of the Participating Employer and may vary for each Participant. Supplemental Discretionary Credits with respect to a Plan Year, if any, shall be credited following the end of the Plan Year.

5.6 Limitations on Supplemental Credits. Notwithstanding any other provision of the Plan, no amounts shall be credited under Sections 5.1 and 5.4 for any Participant for any Plan Year (other than amounts attributable to the application of the limitations of Code section 415 to annual additions under the Retirement Savings Plan) unless and until the Participant has made the maximum salary reduction contributions permitted under section 402(g) of the Code including, if applicable, the maximum catch-up contributions permitted under Code section 414(v) for such Plan Year, or the maximum salary reduction contributions permitted under the terms of the Plan for such Plan Year.

5.7 Credit to Accounts. The Supplemental Credits made on behalf of a Participant for any Plan Year pursuant to this Article 5 shall be credited to the Participant’s Account in accordance with Article 6.

ARTICLE 6

ACCOUNTING AND VALUATION

6.1 Participants’ Accounts. The Plan Administrator shall establish and maintain for each Participant a bookkeeping Account for (a) Participant Deferral Credits (and earnings thereon), and (b) Supplemental Credits (and earnings thereon).

6.2 Accounting. As of each Accounting Date, a Participant’s Account shall be adjusted as follows:

(a)	first, the Participant’s Account will be credited with Participant Deferral Credits and Supplemental Credits made by or on behalf of the Participant since the last preceding Accounting Date;

(b)

next, the Participant’s Account will be charged with distributions and payments made to or on behalf of the Participant since the last preceding Accounting Date which are to be charged to the cash Sub-Account; and

(c)

finally, the Participant’s Account will be credited with earnings at a rate equal to 130% of Moody’s Average Corporate Bond Index as of such Accounting Date; provided, however, that if the Participant’s Termination Date occurs other than on account of Retirement, Disability or death, then earnings shall be credited based on an interest rate equal to 100% of Moody’s Average Corporate Bond Index as of each Accounting Date for which such earnings are to be credited for such period.

The adjustments described above shall be applied separately to the portions of any Participant’s Account comprised of Grandfathered Deferred Amounts.

6.3 Valuation of Accounts. The value of a Participant’s Account as of any date shall be equal to the balance determined as of the Accounting Date coincident with or next preceding such date, after all adjustments then required under the Plan have been made, plus any Participant Deferral Credits and Supplemental Credits to be credited to the Account since such date, less any amounts withdrawn or distributed from the Participant’s Account since such date.

ARTICLE 7

VESTING AND FORFEITURE OF BENEFITS

7.1 Vesting. Subject to the provisions of section 7.2 below, a Participant shall become vested in the balance in his Accounts in accordance with the following:

(a)	Participant Deferral Credits. Each Participant shall be fully vested in the portion of his Account balance attributable to Participant Deferral Credits and earnings thereon.

(b)	Supplemental Tax Deferred Credits. Each Participant shall be fully vested in the portion of his Account balance attributable to Supplemental Tax Deferred Credits and earnings thereon.

(c)

Other Credits. Each Participant shall vest in the portion of his Account balance attributable to Supplemental Employer Credits, Supplemental Employer Matching Credits and Supplemental Discretionary Credits, and earnings thereon, as follows:

(i)	Years of Service	Vested Percentage
	Fewer than 3	0%
	3 or More	100%

or, if earlier:

(ii)

At Retirement. A Participant’s interest in the portion of his Account balance attributable to Supplemental Employer Credits, Supplemental Employer Matching Credits and Supplemental Discretionary Credits, and earnings thereon shall be fully vested and nonforfeitable if he attains Retirement; or

(iii)

Death or Disability. A Participant’s interest in the portion of his Account balance attributable to Supplemental Employer Credits, Supplemental Employer Matching Credits and Supplemental Discretionary Credits, and earnings thereon shall be fully vested and nonforfeitable if his Employment terminates due to his death or the Participant is unable to work due to his Disability.

(d)

Change in Control. In the event of a Change in Control, a Participant shall become fully vested in the Participant’s Supplemental Employer Credits, Supplemental Employer Matching Credits, Supplemental Discretionary Credits, and earnings thereon. This subsection (d) shall not apply if the Plan Administrator determines that such acceleration would cause the deduction limitations of Code section 280G to become effective.

“Service” for purposes of this section 7.1 shall be a Participant’s period of continuous employment with the Company, with each continuous 12 months constituting a Year of Service.

7.2 [Covered in section 7.2(b).]Forfeitures.

(a)

Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, in the event that a Participant’s Termination Date occurs on account of Cause, the Participant shall forfeit all rights and entitlement to payments from the Plan of Supplemental Employer Credits (if any), Supplemental Employer Matching Credits, Supplemental Discretionary Credits, and earnings thereon, which have been credited to his Account and such forfeited amounts shall be subtracted from the Participant’s Account balance.

(b)

Other Terminations. In the event that a Participant’s Termination Date occurs for any reason other than death, Disability or Cause before a Participant becomes fully vested, the unvested portion of the Participant’s Account shall be forfeited and such forfeited amounts shall be subtracted from the Participant’s Account balance, unless the Plan Administrator, in its sole discretion, should decide otherwise.

ARTICLE 8

DISTRIBUTIONS

8.1 Charges Against Accounts. A Participant is entitled to a distribution of only the vested portion of his Account. Any payments made to the Participant or to the Participant’s beneficiary shall be charged against each Participant’s Account in accordance with section 6.2.

8.2 Payment of a Participant’s Account Upon Termination of Employment by Reason of Retirement or Disability.

(a)

Election as to Form of Payment. A Participant shall designate the form of payment of his Account when the Participant completes an initial Deferral Election. A Participant’s distribution election (or deemed distribution election) shall be in a form prescribed the Plan Administrator and shall be irrevocable as of the date the Participant’s initial Deferral Election becomes irrevocable, except as otherwise permitted in the Plan.

(b)

Payment Form. If a Participant’s Termination Date occurs on account of Retirement or Disability, payment of the Participant’s vested Account balance shall be made in one of the following forms of benefit, as previously elected by the Participant:

(i)	in a single lump sum payment;

(ii)	in a series of annual installments for a period not less than two years and not more than twenty years; or

(iii)	with respect only to Grandfathered Deferred Amounts, in such other form as may be approved by the Plan Administrator in its sole discretion.

Except as otherwise specifically provided in the Plan, if a Participant’s payment election is not in effect as of the Participant’s Termination Date, his Account balance will be paid in a single lump sum cash payment; provided, however, that, with respect only to Grandfathered Amounts, a Participant may make an election as to the form of payment at any time prior to his Termination Date, in which case payment of his Account balance will not begin prior to the Accounting Date which is at least 12 months after the effective date of his election, and that, in the Plan Administrator’s sole discretion, Grandfathered Amounts may be paid in a form other than a lump sum cash payment.

(c)

Distribution Commencement Date. Commencement of benefit payments shall be made or begin within 90 days after the end of the calendar quarter in which occurs a Participant’s Termination Date (or, in the case of Grandfathered Amounts, at such other date as may be determined by the Plan Administrator). However, the commencement of payments of Post-’04 Deferral Amounts to any Participant who is a Key Employee as of the date of the Participant’s Separation from Service shall be delayed for a period of six months following such a Participant’s Separation from Service (or, if earlier, until the Participant’s date of death).

(d)

Limited Cashouts. In the event that, at the time of termination of employment by reason of Retirement or Disability, a Participant’s Account balance attributable to Post-Deferral Amounts is less than $10,000, then such portion of the Account balance shall be paid, without exception, to the Participant in a single lump sum within 90 days after the end of the calendar quarter in which occurred the Participant’s Termination Date.

If a Participant elects an installment form of payment, each installment shall consist of a cash payment equal to the balance in the Participant’s Account, determined as of the Accounting Date coincident with or next preceding the date as of which such installment is to be paid, divided by the number of installments remaining to be paid, including the installment then being calculated. For purposes of this Plan, the right to receive a benefit in annual installments shall be treated as the entitlement to a single payment.

8.3 Payment of a Participant’s Account Upon Termination of Employment for Reasons Other than Retirement, Disability or Death. If a Participant’s Termination Date occurs on account of any reason other than Retirement, Disability or death, payment of the Participant’s vested Account balance shall be made in a single cash lump sum payment within 90 days after the end of the calendar quarter in which occurs a Participant’s Termination Date (or, in the case of Grandfathered Deferred Amounts, at such other date as may be determined under Plan section 8.2); provided, however, that the commencement of payments of Post-’04 Deferred Amounts to any Participant who is a Key Employee as of the Participant’s Separation from Service shall be delayed for a period of six months following such Participant’s Separation from Service (or, if earlier, until the Participant’s date of death).

8.4 Payment of a Sub-Account in a Scheduled Distribution. A Participant may elect to receive Participant Deferral Credits or Supplemental Credits for any Plan Year on a scheduled distribution date designated by the Participant. Such deferrals shall be credited to a Sub-Account. The Participant’s election to create a Sub-Account for any Plan Year must be made by the deadline, established by the Plan Administrator, which shall be no later than the December 31 preceding the Plan Year to which the Participant Deferral Credits and, or, Supplemental Credits are earned. Any Sub-Accounts established under a Participant’s Account shall be payable upon the earlier of (1) the scheduled distribution date elected with respect to such Sub-Account at the time of the Sub-Account’s establishment, subject to any Re-Deferral Election made under Section 8.5, or (2) the Participant’s Termination Date. However, in no event shall a Participant’s scheduled distribution date be earlier than the fifth anniversary of the January 1 immediately following the date the election to create the Sub-Account is made. A Participant may elect to have a Sub-Account paid in a single lump sum, or in annual installments of two to five years.

(a)	Sub-Accounts Not Yet In Pay Status at the Time that Participant Experiences a Separation from Service.

(i)

Retirement or Disability. In the event of a Participant’s Separation from Service due to Retirement or Disability when Sub-Account balance payments have not yet commenced, the entire balance of a Participant’s Sub-Account(s) will be transferred to the Participant’s main retirement Account at the end of the calendar quarter in which the Separation from Service occurred. The transferred Sub-Account balance(s) shall then be paid according to the election in place for the main Account balance.

(ii)	Transfer to another CNH Company. In the event that a Participant transfers to another CNH Company, the election made with respect to any Sub-Account(s) not yet in pay status shall remain unchanged.

(iii)

Separation from Service. In the event of a Separation from Service for a reason not described in Plan section 8.4(a)(i) or (ii) above, and when Sub-Account payments have not yet commenced, the entire balance of a Participant’s Sub-Account(s) will be distributed to the Participant in a lump-sum within 90 days after the end of the calendar quarter in which the Participant experiences a Separation from Service, unless the Participant has been deemed to be a Key Employee as of the Participant’s Separation from Service, in which case the payment must be delayed for a period of six months following the Participant’s Separation from Service (or, if earlier, until the Participant’s date of death).

(b)	Sub-Accounts Under Which Payment Has Commenced Before Separation from Service.

(i)

Retirement, Disability, or Transfer to another CNH Company. If installment distributions under a Participant’s Sub-Account(s) have begun prior to a Participant’s Retirement, Disability, or transfer of employment to another CNH Company, Sub-Account installments will continue as previously elected and scheduled.

(ii)

Separation from Service. If installment distributions under a Participant’s Sub-Accounts have begun prior to a Participant’s Separation from Service that is not due to Retirement, Disability, or transfer of employment to another CNH company, then the remaining Sub-Account balance(s) shall be distributed to the Participant in a lump sum payment within 90 days after the end of the calendar quarter in which the Participant experiences a Separation from Service, unless the Participant has been deemed to be a Key Employee as of the Participant’s Separation from Service, in which case the payment must be delayed for a period of six months following the Participant’s Separation from Service (or, if earlier, until the Participant’s date of death).

8.5 Re-deferral Election. For the Plan provisions applicable to the re-deferral of Grandfathered Deferred Amounts, see Plan section 8.2. A Participant may elect to defer payment of the portion of his Account attributable to Post-’04 Deferred Amounts beyond the dates applicable in Sections 8.2, 8.3, and 8.4, above, subject to the following:

(a)

Such an election must be made within the time period designated by the Plan Administrator, but in no event less than 12 months before the date payment would otherwise have been made under section 8.2, 8.3, or 8.4;

(b)	Commencement of payment must be deferred for a period of no less than five years from the date the payment would otherwise have commenced under section 8.2, 8.3, or 8.4; and

(c)

Such an election shall not take effect until at least 12 months after the date on which such election is made and, if the Participant is a Key Employee as of the Participant’s Separation from Service, the election shall not provide for payment earlier than the date that is six months from the Participant’s Separation from Service.

In the event a Participant elects a re-deferral under this paragraph, the Participant’s Account or Sub-Account, as applicable, shall not become distributable before the date specified in such re-deferral election, except in the event of the Participant’s death, Disability, or Financial Hardship. Notwithstanding the foregoing, once a Participant has incurred a Separation from Service, the Participant shall not be permitted to elect any additional re-deferral under this Section.

8.6 Payment of a Participant’s Account Upon a Participant’s Death. In the event of a Participant’s death, whether before or after the Participant’s Termination Date, the vested balance of a Participant’s Account, or the remaining vested portion of the Account which was not paid out before the Participant’s death, shall be paid to the Participant’s beneficiary in a single lump sum payment in the calendar year following the Participant’s date of death. Each Participant shall designate a beneficiary or beneficiaries who, upon the Participant’s death, will receive the amounts that otherwise would have been paid to the Participant under the Plan. All designations shall be signed by the Participant, and shall be filed prior to the Participant’s death in such form and in such manner as prescribed by the Plan Administrator. Each designation shall be effective as of the date so filed. Participants may change their beneficiary designations on such form as prescribed by the Plan Administrator. The payment of the Participant’s Account balance shall be in accordance with the last unrevoked written designation of beneficiary that has been signed by the Participant and properly filed prior to the Participant’s death. In the event that all the beneficiaries named by a Participant predecease the Participant or a Participant does not designate a beneficiary, or for any reason such designation is ineffective, in whole or in part, the amounts that otherwise would have been paid to the Participant or the Participant’s beneficiaries under the Plan shall be paid to the Participant’s estate.

8.7 Callable Right Option. With respect only to Grandfathered Deferred Amounts, as of any Accounting Date, after all adjustments then required under the Plan pursuant to section 6.2 have been made, a Participant may elect to receive a distribution of the vested balance in his Account attributable to Grandfathered Deferred Amounts in a single cash lump sum payment; provided, however, that if a Participant elects to receive a distribution pursuant to this section 8.7:

(a)	the Participant shall receive a distribution of 90 percent (95 percent if the Participant’s Termination Date has then already occurred on account of Retirement) of his Account balance; and

(b)	the Participant shall have no further rights to the remaining 10 percent (5 percent if the Participant’s Termination Date has then already occurred) of his Account balance; and

(c)	the remaining 10 percent (5 percent if the Participant’s Termination Date has then already occurred) shall be forfeited and shall be subtracted from the Participant’s Account balance.

If a Participant elects a distribution of Grandfathered Deferred Amounts pursuant to this section 8.7, the Participant shall not be permitted to make Deferral Elections or Supplemental Tax Deferred Elections under the Plan with respect to Compensation payable during the one-year period after the request for the lump sum is made

8.8 Financial Hardship. The Plan Administrator shall have the authority to alter the timing or manner of payment of the portion of a Participant’s Account balance attributable to the Participant’s Participant Deferral Credits in the event that the Participant establishes, to the satisfaction of the Plan Administrator, that he has incurred a Financial Hardship. In such event, the Plan Administrator may, in its sole discretion:

(a)	provide that all, or a portion, of the Participant’s Participant Deferred Credits shall immediately be paid in a lump sum cash payment; or

(b)	provide that all, or a portion, of the installments payable over a period of time shall immediately be paid in a lump sum cash payment.

Withdrawals of amounts because of a Financial Hardship may only be permitted to the extent reasonably necessary to satisfy the Financial Hardship. Distributions may not be made pursuant to this section 8.8 from the portion of a Participant’s Account attributable to Supplemental Employer Credits, Supplemental Employer Matching Credits, or Supplemental Discretionary Credits, and the earnings thereon, or dividend equivalent units credited thereto.

ARTICLE 9

ADMINISTRATION

9.1 Authority of the Company. The Plan shall be administered by the Company. However, the Company may delegate any and all of the authority granted under the Plan to the Plan Administrator to any officer or officers of the Company. Subject to the provisions herein, and provided that any such actions must comply with Code Section 409A, the Plan Administrator or its delegate shall have full power to conclusively construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish or amend rules for the Plan’s administration, provided however, that any such actions comply with Code Section 409A; to amend (subject to the provisions of Article 11 herein) the terms and conditions of the Plan and any agreement entered into under the Plan; and to make other determinations which may be necessary or advisable for the administration of the Plan.

9.2 Decisions Binding. All interpretations, determinations and decisions made by the Plan Administrator pursuant to the provisions of the Plan, and all related orders or resolutions of the Board, or in accordance with the CNH Global N.V. Finance Policy Delegation of Authority Policy Number 300.01, as amended from time to time, shall be final, conclusive, and binding on all persons, including any Employer, its stockholders, employees, Participants, and their estates and beneficiaries.

9.3 Withholding Taxes. All amounts payable under the Plan shall be subject to withholding of applicable U.S. Federal, state, and local taxes.

9.4 Indemnification. The Employer shall indemnify each employee of the Employer who is responsible for administering the Plan against any and all claims, losses, damages, expenses, including counsel fees, incurred by such employee and any liability, including any amounts paid in settlement with the Company’s approval, arising from the employee’s action or failure to act, except when the same is judicially determined to be attributable to the gross negligence or willful misconduct of the employee.

ARTICLE 10

RIGHTS OF PARTICIPANTS

10.1 Contractual Obligation. The Plan shall create a contractual obligation on the part of the Employer to make payments from the Participants’ Accounts when due. Payment of any amounts due under the Plan shall be made out of the general funds of the Employer.

10.2 Unsecured Interest. The Plan constitutes only an unfunded, unsecured promise of the Employer to make payments in the future in accordance with the terms of the Plan. All benefits payable under the Plan with respect to any Participant shall be paid in cash from the general assets of the applicable Employer of that Participant. Such amounts shall be reflected on the accounting records of the Employer but shall not be construed to create or require the creation of a trust, custodial or escrow account, nor create a trust or fiduciary relationship of any kind between the Employer and a Participant or any other person. No Participant or party claiming an interest under the Plan shall have any interest whatsoever in any specific asset of the Employer. To the extent that any party acquires a right to receive payments under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Employer. Notwithstanding the foregoing, the Employer may establish one or more trusts, with such trustee as the Plan Administrator may approve, for the purpose of providing for the payment of benefits under the Plan. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of any such Employer’s general creditors. To the extent benefits under the Plan are actually paid from any such trust, the Employer shall have no further obligation with respect to such benefits, but to the extent not so paid, such benefits shall remain the obligation of, and shall be paid by, the Employer.

10.3 Employee Status. Nothing in the Plan shall interfere with nor limit in any way the right of an Employer to terminate any Participant’s employment at any time, nor confer upon any Participant any right to continue in the employ of the Employer or the CNH Companies. The Plan will not give any person any right or claim to any benefits under the Plan unless such right or claim has specifically accrued under the terms of the Plan.

10.4 Claims for Benefits. All claims for benefits shall be in writing and signed by the Participant. Any Participant whose written request to the Plan Administrator for benefits has been denied in whole or in part shall be furnished written notice of the denial of his claim by the Plan Administrator within sixty (60) days (one hundred twenty (120) days if such additional time is determined by the Plan Administrator to be necessary) of receipt by the Plan Administrator of the claim. Within sixty (60) days after the receipt of a notice that a claim was denied, the claimant may appeal in writing the denial of this claim to the Plan Administrator stating the reasons for the appeal and submitting any issues or comments for the Plan Administrator’s review. Within sixty (60) days (one hundred twenty (120) if such additional time is determined by the Plan Administrator to be necessary) of receipt of an appeal, the Plan Administrator shall mail to the claimant a written notice of its decision setting forth in a manner calculated to be understood by the applicant the specific reasons for its decision and specific references to the pertinent Plan provisions on which the Plan Administrator’s decision was based.

ARTICLE 11

AMENDMENT AND TERMINATION

The Company hereby reserves the right to amend, modify, or terminate the Plan as applied to any Participating Employer at any time by action of the Company or the Plan Administrator in accordance with Plan Section 9.1 or the CNH Global N.V. Finance Policy Delegation of Authority Policy Number 300.01, as amended from time to time. Except as described below in this Article 11, no such amendment or termination shall in any material manner adversely affect any Participant’s rights to deferred amounts credited to the Participant’s Account under the Plan before the date of such amendment or termination, without the consent of the Participant. The Plan may be liquidated upon termination only if the requirements of Treasury regulation section 1.409A-3(j)(4)(ix) are satisfied. Any Employer may terminate its participation in the Plan in whole or in part at any time, provided that (1) it has made adequate provision for any amount payable by it under the terms of the Plan as in effect on the date it terminates its participation in the Plan, and (2) that any benefits payable in connection with Post-’04 Deferred Amounts with respect to such Employer be paid at a time permitted under Code Section 409A.

The Company shall also have the discretion to terminate the Plan and to accelerate the time and form of payment pursuant to irrevocable action taken by the Company within 30 days preceding or 12 months after a Change in Control or within 12 months of a corporate dissolution, or with the approval of a bankruptcy court, as provided under Code Section 409A, provided that all substantially similar arrangements maintained by the Company are so terminated and all payments are made thereunder within 12 months of the date of termination thereof. With respect only to Grandfathered Deferred Amounts, upon termination of the Plan as to any Participating Employer, the Plan Administrator or its delegate, in its sole discretion, may provide that amounts attributable to the portion of the Plan terminated with respect to such that Employer shall be distributed in accordance with the provisions of section 8.3 and without regard to the six-month delay period otherwise applicable to Key Employees.

ARTICLE 12

MISCELLANEOUS

12.1 Notice. Any notice or filing required or permitted to be given to the Company, an Employer, or the Plan Administrator under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail to the Plan Administrator at the principal executive offices of the Company. Notice mailed to a Participant shall be at such address as is given in the records of the Company. Notices shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

12.2 Nontransferability. Participants’ rights to deferred amounts, Credits, shares of Common Stock and earnings under the Plan may not be sold, transferred, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. In no event shall an Employer make any payment under the Plan to any assignee or creditor of a Participant, including an alternate payee under a domestic relations order.

12.3 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.4 Offset. In the event any payments hereunder exceed the amounts to which the recipient of such payments is entitled, the Employer may withhold or reduce subsequent payments, or may take such other action as it deems necessary or appropriate, to correct such overpayment.

12.5 Benefits as Compensation for Purposes of Other Plans. Any payments under the Plan shall not be deemed salary or other compensation to the employee for the purposes of computing benefits to which the employee may be entitled under any employee benefit plan, or other similar arrangement of the Employer for the benefit of its employees.

12.6 Facility of Payment. If a Participant’s duly qualified guardian or legal representative makes claim for any amount owing to the Participant, the Plan Administrator shall pay the amount to which the Participant is entitled to such guardian or legal representative. In the event a distribution is to be made to a minor, the Plan Administrator may direct that such distribution be paid to the legal guardian, or if none, to a parent of such minor or an adult with whom the beneficiary maintains his residence, or to the custodian for such beneficiary under the Uniform Gifts to Minors Act if permitted by the laws of the state in which the beneficiary resides. Any payment made pursuant to this section 12.6 in good faith shall be a payment for the account of the Participant and shall be a complete discharge from any liability of the Employer.

12.7 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular, and the singular shall include the plural.

12.8 Costs of the Plan. All costs of implementing and administering the Plan shall be borne by the Employer or Participating Employer, as applicable.

12.9 Applicable Law. The Plan shall be governed by and construed in accordance with the laws of the state of Wisconsin, to the extent not superseded by the federal law of the United States.

12.10 Successors. All obligations of an Employer under the Plan shall be binding on any successor to such Employer, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Employer.